EXHIBIT 99.2

Algonquin Power & Utilities Corp. Announces Acquisition of 20 MWac Solar Development Project

OAKVILLE, ON, Nov. 28, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that a subsidiary of APUC’s renewable power generation business Algonquin Power Co. (“APCo”) has entered into an agreement with Valos Solar Ventures LLC to purchase and complete construction of a 20 MWac Solar Facility (“Bakersfield Solar”) located near Bakersfield, California.

Following commissioning, scheduled for Q4 2014, Bakersfield Solar is expected to generate 53.3 GWh of energy per year and will have 20 year warranties on panels and inverters. Bakersfield Solar, located in Kern County, California will sell its energy to PG&E pursuant to a 20 year power purchase contract. Consideration for the acquisition of the development rights from the original developer of the Bakersfield Solar project is approximately $2.2 million. Total capital cost to construct the project, including the acquisition of the land on which the project is located, is expected to be approximately $58.5 million.

Permanent financing of the Bakersfield Solar project is expected to be consistent with APUC’s targeted investment grade consolidated capital structure. Consistent with financing structures utilized for U.S. based renewable energy projects, it is anticipated that approximately 45% of the construction costs of Bakersfield Solar will be funded by certain tax equity investors.

“We are very pleased to announce our second solar generation facility as we continue to execute on our stated plan to expand our investment in this modality of power generation,” commented Chief Executive Officer lan Robertson. “We believe that solar power generation is emerging as an important part of the electrical generation mix for the years to come and from a diversification perspective, its low year-over-year production volatility and low variability correlation with our other generation technologies is a key element in continuing to further de-risk our portfolio.”

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.2 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 17:15e 28-NOV-13